OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         January 20, 2006                FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2320
                                                 EMAIL: JSALTSBERG@OLSHANLAW.COM

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Jennifer R. Hardy

         Re:   WATER CHEF, INC.
               PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
               FILED DECEMBER 23, 2005
               ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED
               DECEMBER 31, 2004 AND SUBSEQUENT QUARTERLY REPORTS ON FORM 10-QSB
               FILE NO. 1-9478
               -----------------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Water Chef, Inc., a Delaware corporation (the "COMPANY"), transmitted herewith for filing is Amendment No. 1 to the Company's preliminary proxy statement ("AMENDMENT NO. 1"), marked to show changes from the preliminary proxy statement filed on December 23, 2005. We acknowledge receipt of the letter of comment dated January 11, 2006 from the Securities and Exchange Commission
(the "COMMISSION LETTER") with regard to the above referenced matter. We have reviewed the letter with the Company and the Company's auditors and the following are the Company's responses to the Commission Letter. The paragraph references below are to those in Amendment No. 1. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

PRE14A

1.       It is unclear whether one of the purposes of the proposal to increase the number of authorized shares of capital stock is because there are insufficient authorized shares of common stock to affect the exchange, exercise, or conversion of outstanding convertible securities. If so, the information required by Item 13(a) of Schedule 14A, including updated financial statements, is required. Alternatively, if you are able to rely on instruction 1 to Item 13 of Schedule 14A for omitting any or all of the information required by Item 13(a), give us your analysis why this is the case. We note that you incorporate by reference the financial statements in the annual report on Form 10-KSB for the fiscal year ended December 31, 2004, but you do not incorporate by reference the financial statements in subsequent quarterly reports.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

January 20, 2006

         The Company has sufficient authorized shares of common stock prior to the proposed increase to effect the exchange, exercise, or conversion of its outstanding convertible securities. The Company has amended the second paragraph under the subheading "Principal Reasons for Increasing the Number of Authorized
Shares of Common Stock" on page 14 to clarify that sufficient common stock is available prior to the proposed increase to effect the exchange, exercise, or conversion of its outstanding convertible securities.

         The Company has amended the "Annual and Quarterly Reports" section on page 16 to incorporate by reference the Company's subsequent quarterly reports.

ITEM 8A. CONTROLS AND PROCEDURES

2.       We note the disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions on required disclosure. See Exchange
         Act Rule 13(a)-15(e).

         The Company will make the requested disclosure in future filings.

3.       We note the statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.
         Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. SEE section II.F.4. of Release No.
         34-47986 that is available on the Commission's website at WWW.SEC.GOV.

         The Company will make the requested disclosure in future filings.

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company will not assert

January 20, 2006

staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Very truly yours,

                                                     /s/ Jason S. Saltsberg
                                                     Jason S. Saltsberg

cc:  David A. Conway
     Robert H. Friedman